SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                                  SCHEDULE 13D

                    UNDER THE SECURITIES EXCHANGE ACT OF 1934

                           DRECO ENERGY SERVICES LTD.
                                (NAME OF ISSUER)


                       CLASS A COMMON SHARES, NO PAR VALUE
                         (TITLE OF CLASS OF SECURITIES)


                                   261528 202
                                 (CUSIP NUMBER)

                              W. ALAN KAILER, ESQ.
                 JENKENS & GILCHRIST, A PROFESSIONAL CORPORATION
                          1445 ROSS AVENUE, SUITE 3200
                            DALLAS, TEXAS 75202-2799
                                 (214) 855-4500
                       (NAME, ADDRESS AND TELEPHONE NUMBER
                         OF PERSON AUTHORIZED TO RECEIVE
                           NOTICES AND COMMUNICATIONS)


                                                 DECEMBER 1, 1996
             (DATE OF EVENT WHICH REQUIRES FILING OF THIS STATEMENT)


If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-l(b)(3) or (4), check the following box .



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CUSIP No. 261528 202

         1 . Names of Reporting Persons S.S. or I.R.S. Identification Nos. of Persons:
                           Kenneth H. Wenzel Oilfield Consulting Inc.

         2.       Check the Appropriate Box if a Member of a Group
                  (See Instructions)
                  (a)               (b)

         3.       SEC Use Only

         4.       Source of Funds (See instructions)            00

         5. Check box if Disclosure of Legal Proceedings is Required Pursuant to Items 2(d) or 2(e)

         6.       Citizenship or Place of Organization     Alberta, Canada


         Number of Shares          7.      Sole Voting Power             366,964
         Beneficially Owned by     8.      Shared Voting Power                 0
         Each Reporting            9.      Sole Dispositive Power        366,964
         Person With              10.      Shared Dispositive Power            0



         11.      Aggregate Amount Beneficially Owned by Each Reporting Person
                                                      366,964

         12. Check if the Aggregate Amount in Row 11 Excludes Certain Shares (See Instructions)

         13.      Percent of Class Represented by Amount in Row 11.
                                                       5.5%

         14.      Type of Reporting Person (See Instructions):
                                       CO


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                                  Schedule 13D

ITEM 1.  SECURITY AND ISSUER.

                  (a)      Title of the class of equity securities:

            Class A Common Shares, no par value (the "Common Stock")

                  (b)      Name and address of the issuer:

                           Dreco Energy Services Ltd.
                           1340 Weber Centre
                           5555 Calgary Trail South
                           Edmonton, Alberta T6H 5P9
                           Canada

ITEM 2.  IDENTITY AND BACKGROUND.

(a)      Name:

                           The person on whose behalf this statement is filed is
                  Kenneth H. Wenzel Oilfield Consulting Inc., a company formed under the laws of Canada (the "Company").

                           The  Company's  sole  officer is  Kenneth H.  Wenzel,
                  President and Secretary/Treasurer.

                           The Company's sole legal and beneficial shareholder,
                  and sole director, is Kenneth H. Wenzel.

                           Although  such  officer,   director  and  controlling
                  person is not a reporting person, he is a person ("Instruction C Person") identified in Instruction C to Schedule 13D and hence provides the information required by Items 2 through 6 of this Schedule 13D.

         (b)      Business address:

                           The address of the principal office of the Company is
                  c/o 2700, 10155 102 Street, Edmonton, Alberta T55 4G8. The Instruction C Person can be contacted at this address.

         (c)      Principal business:

                           The  Company  was formed  for the  purpose of holding
investments.


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         (d)      Criminal convictions:

                           None of the  persons  providing  information  in this
                  statement have been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) in the last five years.

         (e)      Civil proceedings:

                           None of the  persons  providing  information  in this
                  statement have been subject to a judgment, decree or final order enjoining future violations of or mandating activities subject to federal securities laws or finding any violation with respect to such laws.

         (f)               The Company is formed under the laws of Canada.
                  Kenneth H. Wenzel is a citizen of Canada.

ITEM 3.  SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION.

                           See Item 4.

ITEM 4.  PURPOSE OF TRANSACTIONS.

                           Pursuant to an agreement dated November 14, 1996,
                  entered into between each of Kenneth H. Wenzel Oilfield Consulting Inc., Kenneth H. Wenzel, Dean Foote and Dreco Energy Services Ltd., Dreco Energy Services Ltd. acquired all shares of Vector Oil Tool Ltd. held by each of the Company and Dean Foote. In exchange for all common shares of Vector Oil Tool Ltd. held by the Company, Dreco Energy Services Ltd. issued 366,964 shares of its Common Stock, along with a cash consideration payment of approximately $1,500,000 (Cdn.). In exchange for all common shares of Vector Oil Tool Ltd. held by Dean Foote, Dreco Energy Services Ltd. issued 58,036 shares of its Common Stock, along with a cash consideration payment of $500,000 (Cdn.). Furthermore, pursuant to the transaction Dreco Energy Services Ltd. acquired the indebtedness of Vector Oil Tool Ltd. owing to Kenneth H. Wenzel and to Dean Foote in the aggregate amount of approximately $9,150,000 (Cdn.).

                           Whether the Company  purchases,  otherwise  acquires,
                  sells or otherwise disposes of any additional shares of Common Stock, and the amount, method and timing of any such acquisitions or dispositions, will depend upon the Company's assessment, on a continuing basis, of pertinent factors, including, among other things: (i) the availability of such shares of Common Stock for purchase or sale at particular price levels or upon particular terms; (ii) the business and prospects of the issuer; (iii) other business investment opportunities available to the Company; (iv) economic conditions; (v) money market and stock market conditions; (vi) the attitude and actions of other stockholders of the issuer;
                  (vii) the

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                  availability and nature of opportunities to acquire or dispose of Common Stock; and (viii) other plans and requirements of the Company. Depending upon the Company's assessment of these facts from time to time, the Company may elect to acquire additional shares of Common Stock (by means of privately negotiated purchases of shares, market purchases, a tender offer, a merger or otherwise) or to dispose of some or all of the Company's Common Stock.

                           The Company,  through its position as a  stockholder,
                  intends to influence the policies of management and may from time to time recommend actions relating to items (a)-(j) below; however, at this time, except as stated above, the Company has no plans or proposals that relate to or would result in: (a) the acquisition by any person of additional securities of the issuer, or the disposition of securities of the issuer; (b) an extraordinary corporate transaction, such as a merger, reorganization or liquidation, involving the issuer or any of its subsidiaries; (c) a sale or transfer of a material amount of assets of the issuer or any of its subsidiaries; (d) any change in the present board of directors or management of, including any plans or proposals to change the number or term of directors or to fill any existing vacancies on the board; (e) any material change in the present capitalization or dividend policy of the issuer; (f) any other material change in the issuer's business or corporate structure; (g) changes in the issuer's certificate of incorporation, bylaws or instruments corresponding thereto or other actions that may impede the acquisition or control of the issuer by any person; (h) causing a class of securities of the issuer to be delisted from a national securities exchange or to cease to be authorized to be quoted in an inter-dealer quotation system of a registered national securities association; (i) a class of equity securities of the issuer becoming eligible for termination of registration pursuant to
                  Section 12(g)(4) of the Act; or (j) any action similar to any of those enumerated above.

ITEM 5.  INTEREST IN SECURITIES OF THE ISSUER.

         (a) As of the date of this filing, the Company owns 366,964 shares of Common Stock, representing approximately 5.5% of the common stock outstanding on December 1, 1996.

         (b) The Company has sole voting and dispositive power over the shares it holds.

         (c) Reference is made to Item 4 above, which is incorporated herein by reference.

         (d) As controlling shareholder of the Company, Kenneth H. Wenzel has the power to direct the receipt of dividends from, or the proceeds from the sale of, the shares held by the Company.

         (e)      Not applicable.


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ITEM 6. CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR RELATIONSHIPS WITH RESPECT TO
         SECURITIES OF THE ISSUER.

                           The  Company  and Kenneth H. Wenzel are parties to an
                  undertaking to hold the shares for a period of two (2) years.


ITEM 7.  MATERIALS FILED AS EXHIBITS.


         Exhibit 1 -       Undertaking with respect to two-year holding period.

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                                    SIGNATURE

                  After reasonable inquiry and to the best of his knowledge and belief, the undersigned certifies that the information set forth in this statement is true, complete and correct.


Date: December 6, 1996                      KENNETH H. WENZEL OILFIELD
                                            CONSULTING INC.




                            By: /s/ Kenneth H. Wenzel
                               -------------------------
                                Name:    Kenneth H. Wenzel
                                Title:            Director and President



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                                INDEX TO EXHIBITS


                                                                    SEQUENTIALLY
EXHIBIT NUMBER           EXHIBIT                                   NUMBERED PAGE

       10.1               Undertaking with respect to two-year holding
                       period


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